Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 13, 2017 to Prospectus dated March 13, 2017

Registration Nos. 333-206859 and 333-206859-01

DCT INDUSTRIAL OPERATING PARTNERSHIP LP

Pricing Term Sheet

$50,000,000 4.500% Senior Notes Due 2023

Issuer:	DCT Industrial Operating Partnership LP

Guarantor:	The notes will be initially guaranteed by DCT Industrial Trust Inc.

Expected Ratings* (Moody’s / Standard and Poor’s):	Baa2 / BBB

Principal Amount:

$50,000,000

The notes will form a part of the same series as the Issuer’s outstanding 4.500% Senior Notes due 2023. Upon completion of this offering, the aggregate principal amount of the outstanding notes of this series will be $325,000,000.

Securities Offered:	4.500% Senior Notes due 2023

Security Type:	Senior Unsecured Notes

Pricing Date:	March 13, 2017

Settlement Date:	March 16, 2017 (T+3)

Maturity Date:	October 15, 2023

Interest Payment Dates:	April 15 and October 15

Next Interest Payment Date:	April 15, 2017

Record Dates:	April 1 and October 1

Coupon (Interest Rate):	4.500%

Public Offering Price:	103.880%, plus accrued and unpaid interest from and including October 15, 2016, to, but excluding March 16, 2017, totaling $943,750

Net Proceeds, including accrued interest and before expenses, to the Issuer:	$52,571,250

Benchmark Treasury:	1.875% due February 28, 2022

Benchmark Treasury Price / Yield:	98-26 1⁄4 / 2.127%

Spread to Benchmark Treasury:	170 basis points

Yield to Maturity:	3.827%

Optional Redemption:	Make-whole call at T + 30 basis points prior to 90 days prior to maturity, then 100%

CUSIP / ISIN:	233150 AC5 / US233150AC50

Denominations/Multiple:	$2,000 / $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Regions Securities LLC

U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

DCT Industrial Operating Partnership LP and DCT Industrial Trust Inc. have filed a registration statement dated September 10, 2015, a post-effective amendment to the registration statement dated March 13, 2017, a prospectus dated March 13, 2017 and a preliminary prospectus supplement dated March 13, 2017 with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the registration statement and post-effective amendment to the registration statement, the prospectus and related preliminary prospectus supplement for this offering, and any other documents the Issuer or Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and prospectus if you request it by contacting J.P. Morgan Securities LLC at 1-212-834-4533; Citigroup Global Markets Inc. at 1-800-831-9146; and Wells Fargo Securities, LLC at 1-800-645-3751.

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